B·F·S
ENTERTAINMENT & MULTIMEDIA LIMITED


SEC MAIL PROCESSING
RECEIVED
APR 18 2006
WASH, D.C.
SECTION

SEC EXEMPTION #82-4245

Thursday, April 6, 2006

Office of International Finance
Securities & Exchange Commission
Corporate Filing
450 Fifth Street, NW
Washington, DC 20549
USA

SUPPL

Dear Sir or Madam:

RE: Exemption #82-4245

We are submitting current public filings as required under rule 12g3-2(b).

Yours truly,


06012717

John Grzybowski
Chief Financial Officer
BFS Entertainment & Multimedia Limited

PROCESSED
APR 21 2006
THOMSON
FINANCIAL

Enclosures (19):

- Press release – December 23, 2005
- Press release – January 16, 2006
- Press release – January 30, 2006
- Press release – February 13, 2006
- Press releases (2) – February 17, 2006
- 2006 First Quarter Interim Report + MD&A (amended)
- Certification of Interim Filings CEO & CFO – period ending August 6, 2005
- 2005 Annual Report (amended)
- Certification of Annual Filings CEO & CFO – year ending May 7, 2005
- 2006 Second Quarter Interim Report + MD&A
- Certification of Interim Filings CEO & CFO – period ending November 5, 2005
- Press release – April 4, 2006
- 2006 Third Quarter Interim Report + MD&A
- Certification of Interim Filings CEO & CFO – period ending February 4, 2006

dlw 4/20



360 Newkirk Road, Richmond Hill, Ontario, Canada L4C 3G7
Tel (905) 884-2323 Fax (905) 884-8292 www.bfsent.com


AMERICAN
HOME
TREASURES

B·F·S
ENTERTAINMENT & MULTIMEDIA LIMITED

PRESS RELEASE

Friday, December 23, 2005

For Immediate Release: Stock Symbol: TSX Venture Exchange: BFS

BFS ANNOUNCES INTENTION FOR LATE FILING OF INTERIM FINANCIAL STATEMENTS

BFS Entertainment & Multimedia Limited announces today that following a continuous disclosure review by the Ontario Securities Commission, it will not be able to meet the deadline of January 4, 2006 for the filing of its unaudited second quarter interim financial statements and related MD&A for the period ending November 5, 2005.

Additional accounting and auditing review is required to determine any necessary adjustments to the Company's current and prior two fiscal years' financial statements and related MD&A for the following:

- The Company is required to provide for an allowance for overstock exchanges and stock balancing by customers in accordance with Canadian GAAP under EIC 141 and Section 3400 of the CICA Handbook.
- The Company is required to review and possibly revise its method of amortization of capitalized costs related to its Deferred Design & Development and Master Tapes expenditures to more accurately match future expected product revenues.

BFS is working with its auditors as expeditiously as possible to complete the necessary work. Management expects this to be completed by January 18, 2006.

Pending the filing of its unaudited interim financial statements and MD&A, BFS intends to satisfy the alternative information guidelines recommended by Ontario Securities Commission Policy 57-603 and Canadian Securities Administrators Staff Notice 57-301. The Company will request from the applicable Canadian securities regulators that a management cease trade order related to BFS' common shares be imposed against some or all of the persons who have been directors, officers or insiders of BFS. Such an order would not generally affect the ability of persons who have not been directors, officers or insiders of BFS to trade BFS' securities.

BFS Entertainment & Multimedia Limited manufactures, markets and distributes under the **BFS Video** and **American Home Treasures** video labels, a wide range of home entertainment DVDs for resale to retail and catalogues throughout North America.

(SEC Rule 12g exemption #82-4245)

For further information, please contact:
John Grzybowski, MBA, CA
Chief Financial Officer
E-mail: ir@bfsent.com
Tel: (905) 884-2323
Fax: (905) 884-8292
Corporate Website: www.bfsent.com


RECEIVED
SEC MAIL PROCESSING
APR 7 A 2006
WASH, D.C.
209
SECTION
B·F·S
ENTERTAINMENT & MULTIMEDIA LIMITED

PRESS RELEASE

Monday, January 16, 2006

For Immediate Release: Stock Symbol: TSX Venture Exchange: BFS

BFS PROVIDES UPDATE ON STATUS OF LATE FILING OF INTERIM FINANCIAL STATEMENTS

As previously disclosed, pending the filing of its unaudited second quarter interim financial statements and related MD&A for the twenty-six weeks ending November 5, 2005, **BFS Entertainment & Multimedia Limited** will satisfy the alternative information guidelines recommended by Ontario Securities Commission Policy 57-603 and Canadian Securities Administrators Staff Notice 57-301, pursuant to which BFS will provide bi-weekly updates to the market regarding the preparation of the unaudited second quarter interim financial statements and related MD&A, until such time as BFS is in compliance with its filing obligations.

As previously disclosed, additional auditing work is required to audit the adjustments to be made to the Company's current and prior two fiscal years' financial statements and related MD&A for the following:

- The Company is required to provide for an allowance for overstock exchanges and stock balancing by customers in accordance with Canadian GAAP under EIC 141 and Section 3400 of the CICA Handbook.
- The Company is required to revise its method of amortization of capitalized costs related to its Deferred Design & Development and Master Tapes expenditures to more accurately match future expected product revenues.

BFS is working with its auditors as expeditiously as possible to complete the necessary work. Management expects this to be completed by the end of January, 2006.

Following BFS' request, on January 4, 2006, the OSC issued a management cease trade order that prohibits all trading by certain individuals who are or have been directors or officers of BFS. These individuals have been notified of the issuance of the cease trade order. This order does not impact shareholders of BFS who are not identified in the order.

BFS Entertainment & Multimedia Limited manufactures, markets and distributes under the **BFS Video** and **American Home Treasures** video labels, a wide range of home entertainment DVDs for resale to retail and catalogues throughout North America.

(SEC Rule 12g exemption #82-4245)

For further information, please contact:
John Grzybowski, MBA, CA
Chief Financial Officer
E-mail: ir@bfsent.com
Tel: (905) 884-2323
Fax: (905) 884-8292
Corporate Website: www.bfsent.com


RECEIVED
APR 1 8 2006
209

B·F·S

ENTERTAINMENT & MULTIMEDIA LIMITED

PRESS RELEASE

Monday, January 30, 2006

For Immediate Release: Stock Symbol: TSX Venture Exchange: BFS

BFS PROVIDES UPDATE ON STATUS OF LATE FILING OF INTERIM FINANCIAL STATEMENTS

As previously disclosed, pending the filing of its unaudited second quarter interim financial statements and related MD&A for the twenty-six weeks ending November 5, 2005, **BFS Entertainment & Multimedia Limited** will satisfy the alternative information guidelines recommended by Ontario Securities Commission Policy 57-603 and Canadian Securities Administrators Staff Notice 57-301, pursuant to which BFS will provide bi-weekly updates to the market regarding the preparation of the unaudited second quarter interim financial statements and related MD&A, until such time as BFS is in compliance with its filing obligations. BFS provided its most recent update on January 16, 2006. There are no new material disclosures to be made since the last update.

Further additional auditing work is required to audit the adjustments to be made to the Company's current and prior two fiscal years' financial statements and related MD&A.

BFS is working with its auditors as expeditiously as possible to complete the necessary work. Management now expects this to be completed by February 10, 2006.

Following BFS' request, on January 4, 2006, the OSC issued a management cease trade order that prohibits all trading by certain individuals who are or have been directors or officers of BFS. These individuals have been notified of the issuance of the cease trade order. This order does not impact shareholders of BFS who are not identified in the order.

BFS Entertainment & Multimedia Limited manufactures, markets and distributes under the **BFS Video** and **American Home Treasures** video labels, a wide range of home entertainment DVDs for resale to retail and catalogues throughout North America.

(SEC Rule 12g exemption #82-4245)

For further information, please contact:
John Grzybowski, MBA, CA
Chief Financial Officer
E-mail: ir@bfsent.com
Tel: (905) 884-2323
Fax: (905) 884-8292
Corporate Website: www.bfsent.com


SEC MAIL
RECEIVED
PROCESSING
APR 18 2006
209
SECTION

B·F·S

ENTERTAINMENT & MULTIMEDIA LIMITED

PRESS RELEASE

Monday, February 13, 2006

For Immediate Release: Stock Symbol: TSX Venture Exchange: BFS

BFS PROVIDES UPDATE ON STATUS OF LATE FILING OF INTERIM FINANCIAL STATEMENTS

As previously disclosed, pending the filing of its unaudited second quarter interim financial statements and related MD&A for the twenty-six weeks ending November 5, 2005, **BFS Entertainment & Multimedia Limited** will satisfy the alternative information guidelines recommended by Ontario Securities Commission Policy 57-603 and Canadian Securities Administrators Staff Notice 57-301, pursuant to which BFS will provide bi-weekly updates to the market regarding the preparation of the unaudited second quarter interim financial statements and related MD&A, until such time as BFS is in compliance with its filing obligations. BFS provided its most recent update on January 30, 2006. There are no new material disclosures to be made since the last update.

The Company is in the final stages of updating the Company's current and prior two fiscal years' financial statements and related MD&A prior to submission to SEDAR. Management now expects this to be completed by February 20, 2006.

Following BFS' request, on January 4, 2006, the OSC issued a management cease trade order that prohibits all trading by certain individuals who are or have been directors or officers of BFS. These individuals have been notified of the issuance of the cease trade order. This order does not impact shareholders of BFS who are not identified in the order.

BFS Entertainment & Multimedia Limited manufactures, markets and distributes under the **BFS Video** and **American Home Treasures** video labels, a wide range of home entertainment DVDs for resale to retail and catalogues throughout North America.

(SEC Rule 12g exemption #82-4245)

For further information, please contact:
John Grzybowski, MBA, CA
Chief Financial Officer
E-mail: ir@bfsent.com
Tel: (905) 884-2323
Fax: (905) 884-8292
Corporate Website: www.bfsent.com


SEC MAIL
RECEIVED
PROCESSING
APR 18 2006
WASH. D.C.
209
SECTION
B·F·S
ENTERTAINMENT & MULTIMEDIA LIMITED

SEC EXEMPTION #82-4245

PRESS RELEASE

Friday, February 17, 2006

For Immediate Release: Stock Symbol: TSX Venture Exchange: BFS

BFS ENTERTAINMENT & MULTIMEDIA LIMITED ANNOUNCES SECOND QUARTER RESULTS

BFS Entertainment & Multimedia Limited of Richmond Hill, Ontario announces its unaudited consolidated financial and operating results for the second quarter ended November 5, 2005.

Sales for the first six months were $4,643,747 compared to a restated $4,263,144 last year, a 9 % increase. Net earnings for the first six months were $136,692 ($0.02 per share) compared to restated net earnings of 19,086 ($0.00 per share) for the same period last year.

Sales for the second quarter were $2,797,058 compared to a restated $2,543,674 during the same quarter last year, a 10% increase. Net earnings for the second quarter were $132,852 ($0.02 per share) compared to a restated 82,030 ($0.01 per share) in the same quarter last year.

	Twenty-six Weeks Ended Nov. 5, 2005	Twenty-six Weeks Ended Oct. 30, 2004 *Restated*	**Thirteen Weeks Ended Nov. 5, 2005**	Thirteen Weeks Ended Oct. 30, 2004 *Restated*
Sales	**$ 4,643,747**	$ 4,263,144	**$ 2,797,058**	$ 2,543,674
Earnings before income taxes	**238,993**	33,472	**233,014**	129,451
Income taxes	**102,301**	14,366	**100,162**	47,421
Net earnings	**136,692**	19,086	**132,852**	82,030
Basic and diluted earnings per share	**$ 0.02**	$ 0.00	**$ 0.02**	$ 0.01

The financial information included in this release is qualified in its entirety by and should be read together with the unaudited consolidated financial statements for the twenty-six weeks ended November 5, 2005 and the notes thereto as filed on SEDAR.

BFS Entertainment & Multimedia Limited manufactures, markets and distributes under the **BFS Video** and **American Home Treasures** video labels, a wide range of entertainment home videos and DVD's for resale to retail and catalogues throughout North America.

(SEC Rule 12g exemption #82-4245)

For further information, please contact:
John Grzybowski, MBA, CA
Chief Financial Officer
E-mail: ir@bfsent.com
Tel (905) 884-2323
Fax (905) 884-8292
Corporate Website: www.bfsent.com


SEC MAIL
RECEIVED
APR 18 2006
WASH, D.C.



SEC EXEMPTION #82-4245

ENTERTAINMENT & MULTIMEDIA LIMITED

PRESS RELEASE

Friday, February 17, 2006

For Immediate Release: Stock Symbol: TSX Venture Exchange: BFS

BFS ENTERTAINMENT & MULTIMEDIA LIMITED FILES AUDITED RESTATED 2005 AND 2004 FINANCIALS AND UNAUDITED RESTATED FIRST QUARTER 2006 FINANCIALS

BFS Entertainment & Multimedia Limited of Richmond Hill, Ontario announces that it has filed with Canadian provincial securities regulatory authorities its audited restated consolidated financial statements for the years ending May 7, 2005 and May 1, 2004 and the related restated management discussion and analysis reports. The Company has also filed its unaudited restated consolidated financial statements and related restated management discussion and analysis report for the thirteen weeks ended August 6, 2005. These restated filings occurred as a result of a review of the Company's continuous disclosure records by the Ontario Securities Commission.

The Company restated adjustments consist of an allowance for overstock exchanges and stock balancing by customers in accordance with Canadian GAAP under EIC 141 and Section 3400 of the CICA Handbook and a revision to its method of amortization of capitalized costs related to its development costs and master tape expenditures, so as to more accurately match future expected product revenues.

A summary of the restated consolidated financial results and total consolidated assets for each of the two fiscal years 2005 and 2004 and the first quarter of fiscal year 2006 are as follows:

	Thirteen Weeks Ended Aug. 6, 2005	Thirteen Weeks Ended July 31, 2004	Year Ended May 7, 2005	Year Ended May 1, 2004
	Unaudited and not reviewed by an auditor		Audited	Audited
Consolidated Statements of Operations				
Sales	$ 1,846,689	$ 1,719,470	$ 8,578,369	$ 8,684,128
Cost of goods sold	683,279	529,369	3,233,944	3,316,475
Gross Margin	1,163,410	1,190,101	5,344,325	5,367,653
Sales and administration expenses	1,046,327	1,127,629	4,757,813	4,243,774
Interest expense	4,311	17,935	49,345	197,139
Amoritization	106,793	140,515	592,912	737,665
Income taxes	2,139	(33,035)	2,535	48,580
Net earnings (loss)	$ 3,840	$ (62,943)	$ (58,280)	$ 140,495
Basic and diluted earnings (loss) per share	$ 0.00	$ (0.01)	$ (0.01)	$ 0.02
Total assets	$ 3,833,056	$ 5,056,067	$ 3,949,919	$ 5,177,400

The following table represents the net increase (decrease) from the amounts previously reported from the restated adjustments:

	Thirteen Weeks Ended Aug. 6, 2005	Thirteen Weeks Ended July 31, 2004	Year Ended May 7, 2005	Year Ended May 1, 2004
	Unaudited and not reviewed by an auditor		Audited	Audited
Consolidated Statements of Operations				
Sales	$ (30,304)	$ (89,422)	$ 19,799	$ 122,757
Cost of goods sold	(11,516)	(33,980)	7,524	46,648
Amortization – development costs	(7,388)	(2,959)	(11,835)	(1,697)
Amortization – capital assets	(16,794)	(19,684)	(78,735)	(5,808)
Income taxes – future	1,948	(11,847)	37,148	30,202
Net earnings (loss)	$ 3,446	$ (20,952)	$ 65,697	$ 53,412
Basic and diluted earnings (loss) per share	$ 0.00	$ (0.01)	$ 0.01	$ 0.01
Consolidated Balance Sheet				
Accounts receivable	$ (113,352)	$ (192,269)	$ (83,048)	$ (102,847)
Inventories	43,074	73,063	31,558	39,082
Future income taxes recoverable	84,985	135,927	86,933	124,081
Development costs	(63,600)	(79,864)	(70,988)	(82,823)
Capital assets	(101,408)	(177,253)	(118,202)	(196,937)
Retained earnings	(150,301)	(240,396)	(153,747)	(219,444)

DETAILS OF RESTATEMENT ADJUSTMENTS

Revenue recognition for overstock exchanges and stock balancing by customers
Based on EIC 141 of the CICA Handbook, issued on December 17, 2003 an allowance has been provided for the eventuality that customers may return a portion of their previous purchases for exchanges and therefore credited towards their future purchases. Prior to fiscal year 2004, no allowances had been made for stock exchanges and stock balancing. For the restated fiscal years 2005 and 2004 and the restated first quarter of fiscal year 2006, actual returns for overstock exchanges and stock balancing received were recorded as an allowance at the end of each fiscal period.

Amortization
The amortization for master tapes and development costs has been restated for fiscal years 2005 and 2004 and the restated first quarter of fiscal year 2005. The amortization method has been changed to a four year straight line (25% per year) from the previous method of a four year period with annual amortization of zero in the first year and 33 1/3 % in the following three years.

The financial information included in this release is qualified in its entirety by and should be read together with, the audited restated consolidated financial statements for the years end May 7, 2005 and May 1, 2004 including the auditors' report thereon and the notes thereto and the unaudited restated consolidated financial statements for the thirteen week ended August 6, 2005 and the notes thereto as filed on SEDAR.

BFS Entertainment & Multimedia Limited manufactures, markets and distributes under the **BFS Video** and **American Home Treasures** video labels, a wide range of entertainment home videos and DVD's for resale to retail and catalogues throughout North America.

(SEC Rule 12g exemption #82-4245)

For further information, please contact:
John Grzybowski, MBA, CA
Chief Financial Officer
E-mail: ir@bfsent.com
Tel (905) 884-2323
Fax (905) 884-8292
Corporate Website: www.bfsent.com

Consolidated Statements of Cash Flows

For the period ended	August 6, 2005	July 31, 2004
(Unaudited & not reviewed by an auditior)	*13 Weeks Ended*	*13 Weeks Ended*
	(Restated See Note 2)	*(Restated See Note 2)*
Operating activities		
Net earnings (loss)	$ 3,840	$ (62,943)
Items not affecting cash:		
Future income taxes (recovered)	1,948	(25,096)
Forgiveness of loan receivable	-	14,000
Amortization of capital assets	77,006	100,227
Amortization of development costs	29,786	40,288
	112,580	66,476
Net changes in non-cash working capital balances (Note 5)	(39,070)	197,205
Cash flows provided by operating activities	73,510	263,681
Financing activities		
Increase (decrease) in bank borrowings	6,505	(103,759)
Repayment of capital lease obligations	(8,783)	(6,645)
Repayment of long-term debt	-	(62,500)
Cash flows used in financing activities	(2,278)	(172,904)
Investing activities		
Additions to capital assets	(28,967)	(20,659)
Additions to investment in productions	(12,597)	(34,557)
Additions to development costs	(29,668)	(35,561)
Cash flows used in investing activities	(71,232)	(90,777)
Net change in cash and cash equivalents	-	-
Cash and cash equivalents, beginning and end of period	$ -	$ -

The accompanying notes are an integral part of the Interim Consolidated Financial Statements.

BFS ENTERTAINMENT & MULTIMEDIA LIMITED

Report to Shareholders

We are reporting our unaudited consolidated financial and operating results for the first quarter ended August 6, 2005.

Sales for the quarter were $1,846,689 compared to $1,719,470 during the same quarter last year, representing an increase of 7%. Net earnings for the quarter were $3,840 ($0.00 per share) compared to a net loss of $62,943 ($0.01 per share) in the same quarter last year.

Historically, our first quarter (of the fiscal year) has been our weakest, but in fiscal 2006 we have improved this position and reached a breakeven situation.

We continue to look for and add quality programming and to control our costs as we work towards a more profitable future.

BFS Entertainment & Multimedia Limited manufactures, markets and distributes under the BFS Video and American Home Treasures video labels, a wide range of home entertainment DVDs for resale to retail and catalogues throughout North America.



Denis B.E. Donnelly
Chairman, President & CEO
September 23, 2005, restated on January 19, 2006.

Shareholders and other individuals requesting copies of the Annual and Quarterly Reports should contact:
INVESTOR RELATIONS
BFS ENTERTAINMENT & MULTIMEDIA LIMITED
360 Newkirk Road, Richmond Hill, Ontario L4C 3G7
Tel (905) 884-2323 Fax (905) 884-8292
Email: ir@bfsent.com Corporate Website: www.bfsent.com
E-Commerce Website: www.collectablesdirect.com

SEC EXEMPTION #82-4245

B·F·S
ENTERTAINMENT & MULTIMEDIA LIMITED



FIRST QUARTER REPORT

For the First Three Months
Ended August 6, 2005




AMERICAN
HOME
TREASURES

MANAGEMENT'S DISCUSSION AND ANALYSIS

This management's discussion and analysis of the financial results of BFS Entertainment & Multimedia Limited should be read in conjunction with the unaudited financial statements and related notes for the period ending August 6, 2005 and the audited financial statements and related notes for the period ending May 7, 2005. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. All information is presented in Canadian dollars.

This information contained in this management's discussion and analysis report updates for the year ended May 7, 2005 for material changes that have taken place. These consolidated financial statements, accompanying notes, and management's discussion and analysis have not been reviewed by an auditor.

Additional information relating to BFS is filed at www.sedar.com. This management's discussion and analysis is dated September 23, 2005 and restated January 19, 2006.

RESULTS FROM OPERATIONS

As a result of an Ontario Securities Commission continuous disclosure review, the Company has restated its first quarter interim unaudited consolidated financial statements for the thirteen weeks ending August 6, 2005 and the comparative first quarter of fiscal 2005. See Note 2 in the Notes to Interim Consolidated Statements.

Based on EIC 141 of the CICA Handbook, issued on December 17, 2003, an allowance has been provided for the eventuality that customers may return a portion of their previous purchases for exchanges and therefore credited towards their future purchases. Prior to this, no allowances had been made for stock exchanges and stock balancing. For the restated first quarter of fiscal 2005 and 2006, actual returns for overstock exchanges and stock balancing received were recorded as an allowance at the end of period.

The amortization for master tapes and development costs have been restated for the first quarter of fiscal 2005 and 2006. The amortization method has been changed to a four year straight line (25% per year) from the previous method of a four year period with annual amortization of zero in the first year and 33 1/3 % in the following three years.

Selected annual information of operations data	Thirteen Weeks Ending Aug. 6, 2005 (Restated)	July 31, 2004 (Restated)
Sales	$ **1,846,689**	$ 1,719,470
Cost of goods sold	**683,279**	529,369
Gross profit	**1,163,410**	1,190,101
Gross profit %	**63%**	69%
Selling and administrative expenses	**1,039,185**	1,070,747
Foreign exchange loss	**7,142**	56,882
Interest expense	**4,311**	17,935
Amortization	**106,793**	140,515
Net earnings (loss)	**3,840**	(62,943)
Basic and diluted earnings per share	$ **0.00**	$ (0.01)
Weighted average number of shares	**7,898,833**	7,970,833

Sales for the quarter were $1,846,689 compared to $1,719,470 during the same quarter last year, a 7% increase over the prior year.

Gross profit for the quarter was $1,163,410 (63% of sales) compared to $1,190,101 (69% of sales) in the prior year.

Selling and administrative expenses for the quarter were $1,039,185 (56% of sales) compared to $1,070,747 (42% of sales) in the prior year.

Amortization of capital assets and development costs was $106,793 compared to $140,515 in the prior year.

Earnings before taxes in this quarter were $5,979 compared to a loss $95,978 in the prior year.

Net earnings for the quarter were $3,840 or $0.00 per share for the year, compared to a net loss of $62,943 or $0.01 per share in the prior year.

Weighted average number of shares outstanding for the year was 7,898,833.

FINANCIAL CONDITION AT AUGUST 6, 2005

Selected data on financial condition	Thirteen Weeks Ending Aug. 6, 2005 (Restated)	July 31, 2004 (Restated)
Bank indebtedness	$ **125,138**	$ 979,824
Net working capital	**1,718,712**	1,568,049
Total assets	**3,833,056**	4,537,325
Total long-term liabilities	**29,449**	12,209
Total liabilities	**919,933**	1,621,282
Shareholders' equity	**2,913,123**	2,916,043

Total assets of the corporation at the end of this quarter amounted to $3,833,056 compared to $4,537,325 in the prior year, primarily due to a decrease in accounts receivable and inventories.

Accounts receivable decreased to $526,873 from $785,811 in the prior year, resulting from a continued increase in direct to consumer sales. Direct to consumer sales require payment prior to shipment and only in the form of credit card charge or cheque.

Inventory decrease to $958,230 from the $1,410,199 in the prior year due to an increase in fiscal 2005 in the allowance for the anticipated obsolescence of the remaining VHS formatted product and lower inventory levels consisting of DVD only formatted product.

Prepaid royalties for video products increased to $956,456 from $852,102 in the prior year.

Investment in productions increased to $254,437 from $182,901 in the prior year due to the addition of post-production costs.

Net capital assets decreased to $550,243 from $708,603 in the prior year, primarily due to additional amortization.

Development costs of $29,668 compared to $35,561 in the prior year which were incurred during the year related to the design and development of DVD products.

Total liabilities decreased to $919,933 from $1,621,282 in the prior year mainly due to a reduction in bank indebtedness.

Shareholders' equity decreased to $2,913,123 from $2,916,043 in the prior year. The share capital as at August 6, 2005, was $2,119,624 with 7,898,833 shares outstanding compared to 2,131,047 with 7,970,833 outstanding in the prior year.

CAPITAL REQUIREMENTS, RESOURCES AND LIQUIDITY

At August 6, 2005, the Company had an operating line of credit of $2,000,000 of which approximately $60,000 was outstanding. A registered general agreement providing a first charge over all accounts receivable, inventories and equipment, other than leased assets, has been provided as security for this operating line of credit.

On September 19, 2005, the corporation received approval from the TSX Venture Exchange to purchase pursuant to a normal course issuer bid expiring on September 20, 2006, a maximum of 423,283 shares of the corporation for cancellation. Pursuant to the approval, the corporation has purchased no shares for cancellation.


SEC MAIL PROCESSING
RECEIVED
APR 18 2006
209
B·F·S
ENTERTAINMENT & MULTIMEDIA LIMITED

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS

I, Denis B.E. Donnelly, the President and Chief Executive Officer of BFS Entertainment & Multimedia Limited, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of BFS Entertainment & Multimedia Limited, (the issuer) for the interim period ending August 6, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: February 17, 2006

"signed" Denis B.E. Donnelly
President and Chief Executive Officer



ENTERTAINMENT & MULTIMEDIA LIMITED

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS

I, John Grzybowski, the Chief Financial Officer of BFS Entertainment & Multimedia Limited, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of BFS Entertainment & Multimedia Limited, (the issuer) for the interim period ending August 6, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: February 17, 2006

"signed" John Grzybowski
Chief Financial Officer



BFS ENTERTAINMENT & MULTIMEDIA LIMITED

2005 ANNUAL REPORT


TIMES LUCKY

CORPORATE PROFILE

Established in the early eighties, BFS is a recognised independent manufacturer and distributor of home video. With facilities in Toronto, Ontario, the Company markets and distributes videos throughout North America, with approximately 76% of its business in the United States.

Under exclusive North American license agreements, the Company sells its products through various channels, including retailers, distributors, mail order houses as well as its own specialised mail order catalogue.

The Company's products can be classified into several categories including classic dramas, mysteries, comedy, sports and factual programmes. Titles are sold under the BFS Video and American Home Treasures video labels. Programmes are licensed from independent production companies as well as such companies as the BBC (British Broadcasting Corporation), Carlton International and Granada.

The Company strategy is to continue to acquire new programming for North America and to expand its distribution.

MESSAGE FROM THE CHAIRMAN

Fiscal 2005 continued to be a year of transition impacted by a continuing lower U.S. dollar, changing technology, management of costs and by a renewed focus on higher margin products.

Our continued focus and investment in our direct to consumer business has this year resulted in an 86% increase over the prior year and a 550% increase over the past two fiscal years.

The popularity and rapid acceptance of the DVD format by consumers continues unabated and our sales are now substantially in this format. We have further added to our allowance for the expected obsolescence of our investment in the remaining VHS formatted product and are now experiencing savings in maintaining lower inventory levels of DVD only formatted product.

Our production company continues to develop various projects and we look forward to our initial sales during the upcoming year.

On behalf of the Board of Directors, I wish to thank our shareholders, employees and suppliers for their continued support and look forward to a successful fiscal 2006.

Denis B.E. Donnelly,
Chairman, President and Chief Executive Officer

COLLECTABLES Direct Inc.

B·F·S FILM & TELEVISION PRODUCTIONS INC.

oops a daisy TELEVISION PRODUCTIONS INC.




AMERICAN HOME TREASURES

Subsidiaries and Divisions of BFS Entertainment & Multimedia Limited

FINANCIAL HIGHLIGHTS

	May 7, 2005 (Restated)	May 1, 2004 (Restated)
Sales	$ 8,578,269	$ 8,684,128
Net earnings (loss)	(58,280)	140,495
Shareholders' equity	2,909,283	2,978,986
Capital asset additions	241,870	358,530
Total assets	3,949,919	5,177,400
Earnings (loss) per share	(0.01)	0.02


THE
LAST CHAPTER

COMMON SHARE AND PRICE INFORMATION

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Average number of shares outstanding	7,970,833	7,970,833	7,927,111	7,898,333
Trading volume	47,400	64,400	100,700	96,400
Share price (high)	$ 0.22	0.195	0.155	0.16
Share price (low)	$ 0.15	0.15	0.105	0.105


AMBASSADOR

MANAGEMENT'S DISCUSSION AND ANALYSIS

This management's discussion and analysis of the financial results of BFS Entertainment & Multimedia Limited ("BFS" or the "Company") for the year ended May 7, 2005 should be read in conjunction with, and is qualified by, the consolidated financial statements and related notes for the year ended May 7, 2005 ("the Financial Statements"), which have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). All of the information presented herein is expressed in Canadian dollars.

This report contains forward-looking statements, including statements regarding the future success of our business strategies and future market opportunities. These statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed in or implied by these forward-looking statements. These risks include risks related to our sales growth, operating results, industry and products as well as other factors discussed below and elsewhere in this report. Readers should not place undue reliance on any such forward-looking statements, which speak only as of the date they were made. We disclaim any obligation to publicly update or revise such statements to reflect any change in our expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.

Additional information relating to BFS is filed at www.sedar.com. This management discussion and analysis was originally dated August 19, 2005 and restated on January 19, 2006.

OVERVIEW

BFS is an independent manufacturer and distributor of home video to the North American marketplace. With facilities in Toronto, Ontario, the Company markets and distributes videos throughout North America, with approximately 76% of its business in the United States.

Under exclusive North American license agreements, the Company sells its products through various channels, including retailers, distributors, mail order houses as well as its own specialised mail order catalogue.

The Company's products can be classified into several categories including classic dramas, mysteries, comedy, sports and factual programmes. Titles are sold under the BFS Video and American Home Treasures video labels. Programmes are licensed from independent production companies as well as such companies as the BBC (British Broadcasting Corporation), Carlton International and Granada.

The Company's strategies include:

- To achieve significant increases in sales and cash flows.
- To continue to seek and acquire new programming content.
- To expand current distribution channels.

RESULTS FROM OPERATIONS

As a result of an Ontario Securities Commission continuous disclosure review, the Company has restated its 2004 and 2005 consolidated financial statements. See Note 3 in the Notes to Consolidated Financial Statements.

In accordance with Canadian general accepted accounting principles and following the guidance of EIC-141 issued on December 17, 2003, an allowance has been provided for the eventuality that customers may return a portion of their previous purchases for exchanges and therefore credited towards their future purchases. Prior to this, no allowances had been made for stock exchanges and stock balancing. For the restated 2004 and 2005, actual returns for overstock exchanges and stock balancing received were recorded as an allowance at the end of each fiscal year rather than the use of estimates as stated in Note 2(i).

The amortization for master tapes and development costs have been restated for 2004 and 2005. The amortization method has been changed to a four year straight line (25% per year) from the previous method of a four year period with annual amortization of zero in the first year and 33 1/3 % in the following three years.

Selected Annual Information of Operations Data	Fiscal Years Ending May 7, 2005 *(Restated)*	May 1, 2004 *(Restated)*
Sales	$ **8,578,269**	$ 8,684,128
Cost of goods sold	**3,233,944**	3,316,475
Gross profit	**5,344,325**	5,367,653
Gross profit %	**62%**	62%
Selling and administrative expenses	**4,757,813**	4,243,774
Interest expense	**49,345**	197,139
Amortization of capital assets and deferred development costs	**592,912**	610,291
Amortization of AHT Video Library	**-**	127,374
Net earnings (loss)	**(58,280)**	140,495
Basic and diluted earnings (loss) per share	$ **(0.01)**	$ 0.02
Weighted average number of shares	**7,941,208**	7,970,833

Sales for the year were $8,578,269 compared to $8,684,128 in the prior year. Sales to the United States represented 76% of sales, compared to 83% in the prior year.

Gross profit for the year was $5,344,325 (62% of sales) compared to $5,367,653 (62% of sales) in the prior year.


BELONGING

Selling and administrative expenses for the year were $4,757,813 (55% of sales) compared to $4,243,774 (49% of sales) in the prior year. The mail order subsidiary's selling and administrative expenses increased in the fiscal year by $508,000 over the previous year due to an increased investment and commitment to catalogue distribution, which resulted in a 86% increase in direct to consumer sales in the year compared to last year (catalogue printing and mailing costs increased by $249,000, shipping costs increased by $121,000 and other expenses increased by $138,000 over the previous year).

Amortization of capital assets and deferred development costs was $592,912 compared to $610,291 in the prior year.

Amortization of the AHT Video Library was nil compared to $127,374 in the previous year. The AHT Video Library was fully amortized in the prior year.

Net loss was $58,280 or $0.01 per share for the year, compared to net earnings of $140,495 or $0.02 per share in the prior year. The weighted average number of shares outstanding for this year was 7,941,208.

REVIEW OF FOURTH QUARTER ENDING MAY 7, 2005

	Sales *(Restated)*	Net earnings (loss) *(Restated)*	Basic & diluted earnings per share *(Restated)*
2005			
First quarter	$ 1,719,470	$ (62,944)	$ (0.01)
Second quarter	2,543,674	82,030	0.01
Third quarter	2,108,163	60,841	0.01
Fourth quarter	2,206,962	(138,207)	(0.02)
Full year	$ 8,578,269	$ (58,280)	$ (0.01)
2004			
First quarter	$ 1,533,688	$ (2,878)	$ 0.00
Second quarter	2,370,768	161,560	0.02
Third quarter	2,229,706	9,687	0.00
Fourth quarter	2,549,966	(27,874)	(0.00)
Full year	$ 8,684,128	$ 140,495	$ 0.02

Sales for the fourth quarter were $2,206,962 compared to $2,549,966 during the same quarter last year. Net loss was $138,207 ($0.02 per share) compared to a $27,874 net loss ($0.00 per share) for the same period last year. The reserve for the obsolescence inventory was increased by approximately $235,000 in the quarter compared to approximately $202,000 in the prior period.

FINANCIAL CONDITION AT MAY 7, 2005

Selected data on financial position	Fiscal Years Ending May 7, 2005 *(Restated)*	May 1, 2004 *(Restated)*
Bank indebtedness	**$ 118,633**	$ 1,083,583
Net working capital	**1,684,316**	1,609,932
Total assets	**3,949,919**	5,177,400
Total long-term liabilities	**36,401**	15,790
Total liabilities	**1,040,636**	2,198,414
Shareholders' equity	**2,909,283**	2,978,986

Total assets of the corporation this year amount to $3,949,919 compared to $5,177,400 in the prior year, primarily due to a decrease in accounts receivable and inventory.

Accounts receivable decreased to $658,898 from $1,478,437 in the prior year, resulting from continuing increase in direct to consumer sales (86% increase from the prior year). Direct to consumer sales require payment prior to shipment and only in the form of credit card charge or cheque.

Inventory decreased to $1,025,646 from $1,361,778 in the prior year as a result of a further additional allowance for the anticipated obsolescence of remaining VHS formatted product and lower inventory levels consisting of DVD only formatted product.

Prepaid royalties for video products decreased to $851,774 from $868,572 in the prior year.

Investment in productions was $241,840 this year compared to $148,344 in the prior year. BFS has increased its commitment to develop its own content and has successfully co-produced several of its own programmes in the past several years. BFS is confident that this increased focus is a very necessary and positive step for the future of BFS.

Capital assets decreased to $598,282 from $788,171 in the prior year. Continuing capital expenditures for DVD master tapes of $106,412 were made this year compared to $320,198 in the prior year. The corporation has increased its focus on the acquisition of titles that will generate higher sales.



Deferred development costs of $120,618, compared to $153,809 in the prior year were incurred during the year, related to the design and development of DVD products.

Total liabilities decreased to $1,040,636 from $2,198,414 in the prior year primarily from the reduction of bank indebtedness and long-term debt of approximately $1,027,000.

Shareholders' equity decreased to $2,909,283 from $2,978,986 in the prior year. The capital stock as at May 7, 2005 was $2,119,624 with 7,898,333 shares outstanding compared to $2,131,047 with 7,970,833 shares outstanding in the prior year.

On August 27, 2004, the corporation received approval from the TSX Venture Exchange to purchase pursuant to a normal course issuer bid expiring on August 29, 2005, a maximum of 398,542 shares of the corporation for cancellation. Pursuant to the approval from the TSX Venture Exchange, the corporation has purchased 72,500 shares during the year as part of the normal course issuer bid for $11,423 for cancellation.

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

Minimum annual payments due in fiscal years ending	Payment due by period				
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Capital lease obligations	78,824	39,767	39,057	-	-
Operating leases	518,825	137,242	353,183	28,400	-
Total contractual obligations	597,649	177,009	392,240	28,400	-

Capital lease obligations are related primarily to computer, telephone and warehouse equipment. Operating lease commitments represent the future minimum lease payments under leases primarily for the Company premises. These obligations bear interest at rates varying between 9.0% and 11.3% per annum.

CAPITAL REQUIREMENTS, RESOURCES AND LIQUIDITY

At year-end, the Company had an operating line of credit of $2,000,000 of which approximately $135,000 was outstanding. A registered general security agreement providing a first charge over all accounts receivable, inventories and equipment, other than leased assets, has been provided as security for this operating line of credit.

We believe that our current cash will provide us with sufficient capital to meet our stated operating goals. We would expect that any significant new acquisitions would require additional funding.

BUSINESS RISKS AND UNCERTAINTIES

Our ability to generate sales and profit from our business is subject to a number of risks. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties, including those we do not know about now or that we currently believe are immaterial may also adversely affect our ability to generate sales and profit.

Foreign Currency

The Company's products are sold to Canadian customers in Canadian funds and to United States customers in United States funds. Increases in the value of the Canadian dollar relative to the United States dollar could adversely affect the Company's results of operations.

Dependency on Intellectual Property

The Company enters into exclusive distribution arrangements with producers and television companies to secure the distribution rights for the sale of home video DVD and VHS products in North America. To secure these rights, the Company typically agrees to advance cash to the licensors for each title licensed. These cash advances are set up as a prepaid advance and are recovered by the Company from the proceeds on the sale of the product. The recovery of such advances and related mastering costs is dependent on the success of marketing and sale of each title by the Company. The success of the title is not determinable until the time that consumer acceptance can be measured after the title has been released.

Dependency on Key Personnel

The success of BFS is dependent on members of its senior management team. The experience of this team will be a contributing factor to BFS' success and growth. The loss of one or more of the members of the management team might have a material adverse effect on the Company's operations and business prospects.

Risks Associated with Product Returns

Consistent with industry practice in certain circumstances, the Company allows customers to return product for credit. The Company restricts the amount of the return to a percentage of an agreed upon time period of previous sales. There can be no assurance that such product returns will in the future exceed what has been previously experienced by the Company and as a result, it may have a material adverse effect on future operating results.

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS

The accompanying consolidated financial statements and all information contained in this annual report are the responsibility of management, who are satisfied with the integrity and objectivity of the information contained therein. The statements have been prepared in accordance with policies and procedures established by management and conform to Canadian generally accepted accounting principles, reflecting management's best estimates and judgements.

In management's opinion, these statements reflect fairly the financial position of the company, the results of its operations and the changes in cash flow. The company's procedures and related internal control systems are designed to provide reasonable assurance that the assets are safeguarded and reliable financial records are maintained.

Lipton, Wiseman, Altbaum & Partners LLP, Chartered Accountants, as the shareholders' auditors, have audited the consolidated financial statements and their report appears here. Their opinion is based on an examination conducted in accordance with Canadian generally accepted auditing standards which includes a review of the company's accounting policies and procedures and where appropriate, a limited review of the company's internal control systems. They obtain sufficient audit evidence to provide reasonable assurance that the consolidated financial statements are presented fairly, in all material respects, in accordance with Canadian generally accepted accounting principles.

The Audit Committee, which consists of non-executive directors, meets with management and the external auditors to review the company's consolidated financial statements before recommending the statements to the Board of Directors for approval.

Denis B.E. Donnelly
Chairman, President and Chief Executive Officer

John P. Grzybowski, MBA, CA
Chief Financial Officer


DAVID SUCHET
SEESAW

AUDITORS' REPORT

To the Shareholders of BFS Entertainment & Multimedia Limited

We have audited the consolidated balance sheets of BFS Entertainment & Multimedia Limited as at May 7, 2005 and May 1, 2004 and the consolidated statements of operations, retained earnings and cash flows for the fifty-three weeks ended May 7, 2005 and the fifty-two weeks ended May 1, 2004. These consolidated financial statements are the responsibility of the corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the corporation as at May 7, 2005 and May 1, 2004 and the results of its operations and its cash flows for the fifty-three weeks ended May 7, 2005 and the fifty-two weeks ended May 1, 2004 in accordance with Canadian generally accepted accounting principles.

Lipton, Wiseman, Altbaum & Partners LLP
Chartered Accountants, Toronto, Ontario
June 17, 2005 except for financial statements restatement matters described in Note 3, which are as of January 19, 2006.

CONSOLIDATED BALANCE SHEETS

as at	May 7, 2005 (Restated See Note 3)	May 1, 2004 (Restated See Note 3)
Assets		
Current:		
Accounts receivable	$ 685,898	$ 1,478,437
Inventories	1,025,646	1,361,778
Prepaid video royalties	851,774	868,572
Prepaid expenses and deposits	125,233	83,769
	2,688,551	3,792,556
Investment in productions	241,840	148,344
Future income taxes	182,733	169,281
Development costs (Note 4)	238,513	279,048
Capital assets (Note 5)	598,282	788,171
	$ 3,949,919	$ 5,177,400
Liabilities		
Current:		
Bank indebtedness (Note 6)	$ 118,633	$ 1,083,583
Accounts payable and accrued liabilities	833,950	903,296
Income taxes payable	16,966	110,895
Long-term debt due within one year	-	62,500
Capital lease obligations due within one year (Note 7)	34,686	22,350
	1,004,235	2,182,624
Capital lease obligations (Note 7)	36,401	15,790
	1,040,636	2,198,414
Shareholders' Equity		
Capital stock (Note 8)	2,119,624	2,131,047
Retained earnings	789,659	847,939
	2,909,283	2,978,986
	$ 3,949,919	$ 5,177,400

See accompanying notes to consolidated financial statements

These consolidated financial statements are approved by and on behalf of the Board of Directors:



Director



Director

CONSOLIDATED STATEMENTS OF OPERATIONS



For the period ended	May 7, 2005 Fifty-three weeks (Restated See Note 3)	May 1, 2004 Fifty-two weeks (Restated See Note 3)
Sales	$ **8,578,269**	$ 8,684,128
Cost of goods sold	**3,233,944**	3,316,475
Gross profit	**5,344,325**	5,367,653
Expenses:		
Selling	**2,038,201**	1,981,224
Administrative	**2,719,612**	2,262,550
Interest (Note 7)	**49,345**	197,139
Amortization	**592,912**	737,665
	5,400,070	5,178,578
Earnings (loss) before income taxes	**(55,745)**	189,075
Income taxes (recovered): (Note 9)		
Current	**15,987**	84,678
Future	**(13,452)**	(36,098)
	2,535	48,580
Net earnings (loss)	$ **(58,280)**	$ 140,495
Weighted average number of shares	**7,941,208**	7,970,833
Basic and diluted earnings (loss) per share (Note 8)	$ **(0.01)**	$ 0.02

See accompanying notes to consolidated financial statements

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

For the period ended	May 7, 2005 Fifty-three weeks (Restated See Note 3)	May 1, 2004 Fifty-two weeks (Restated See Note 3)
Retained earnings – beginning of period	$ **847,939**	$ 707,444
Net earnings (loss)	**(58,280)**	140,495
Retained earnings – end of period	$ **789,659**	$ 847,939

See accompanying notes to consolidated financial statements

SEC EXEMPTION #82-4245



THE SECRET OF THE HOLY GRAIL

CONSOLIDATED STATEMENTS OF CASH FLOW

For the period ended	May 7, 2005 Fifty-three weeks (Restated) See Note 3)	May 1, 2004 Fifty-two weeks (Restated) See Note 3)
Operating activities:		
Net earnings (loss)	$ **(58,280)**	$ 140,495
Items not affecting cash flows:		
Future income taxes recovered	**(13,452)**	(36,098)
Forgiveness of loan receivable	**14,000**	14,000
Amortization of capital assets	**431,759**	445,759
Amortization of deferred development costs	**161,153**	164,532
Amortization of AHT Video Library	**-**	127,374
	535,180	856,062
Net changes in non-cash working capital balances (Note 10)	**926,730**	132,219
Cash flows provided by operating activities	**1,461,910**	988,281
Financing activities:		
Increase (decrease) in bank indebtedness	**(964,950)**	71,690
Proceeds from capital lease obligations	**64,646**	10,200
Repayment of capital lease obligations	**(31,699)**	(34,488)
Repayment of long-term debt	**(62,500)**	(375,000)
Purchase of common shares for cancellation	**(11,423)**	-
Cash flows used in financing activities	**(1,005,926)**	(327,598)
Investing activities:		
Additions to investment in productions	**(93,496)**	(148,344)
Additions to development costs	**(120,618)**	(153,809)
Additions to capital assets	**(241,870)**	(358,530)
Cash flows used in investing activities	**(455,984)**	(660,683)
Net change in cash	**-**	-
Cash – beginning and end of period	$ **-**	$ -

During the fiscal period, the corporation paid interest of approximately $49,300 (2004 - $197,200) and income taxes of approximately $108,100 (2004 - $261,100).

See accompanying notes to consolidated financial statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Fifty-Three Weeks Ended May 7, 2005 and the Fifty-Two Weeks Ended May 1, 2004

1 | NATURE OF BUSINESS:

BFS Entertainment & Multimedia Limited (the "corporation") was incorporated under the laws of Ontario on February 4, 1980.

The corporation is a recognised independent manufacturer and distributor of home videos. The corporation markets and distributes a specialty line of home videos throughout North America. Under exclusive North America license agreements, the corporation sells its products through various channels, including retailers, distributors, mail order houses as well as its own specialised mail order catalogue.

2 | ACCOUNTING POLICIES:

The significant accounting policies of the corporation and its subsidiaries conform with generally accepted accounting principles in Canada and are summarized below:

(a) Basis of consolidation:
The consolidated financial statements include the accounts of the corporation and its wholly-owned subsidiaries, BFS Entertainment Limited (U.S. corporation), Collectables Direct Inc., Collectables Direct Inc. (U.S. corporation), BFS Film & Television Productions Inc. and Oopsadaisy Television Productions Inc. All intercompany transactions and balances have been eliminated.

(b) Management estimates:
The preparation of these consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual amounts are not expected to materially vary from these estimates.

(c) Accounts receivable:
Accounts receivable are carried at amounts due, net of a provision for amounts estimated to be uncollectable and net of an allowance of estimated returns for overstock exchanges.

(d) Inventories:
Inventories are valued at the lower of cost, determined on a first-in first-out basis and net realisable value, net of an allowance of estimated returns for overstock exchanges.

(e) Prepaid video royalties:
The corporation makes advance royalty payments to secure its video license agreements. These payments are treated as prepaid video royalties and are expensed as part of cost of goods sold when sales are made.

(f) Development costs:
Deferred development costs relating to the design and development of video products are amortized as follows;
4 years – straight-line.

(g) Investment in productions:
Investment in productions relating to the development of DVDs and films have been capitalized and will be amortized over their estimated useful life once the assets are put into commercial use.

(h) Capital assets:
Capital assets are stated at cost less accumulated amortization. Amortization is provided for over the useful life of the assets at the following rates and methods:

Office and warehouse equipment	20% – declining balance
Computer hardware	30% – declining balance
Computer software	2 years – straight-line
Leasehold improvements	Straight-line over the term of the lease plus the first renewal period (10 years)
Master tapes	4 years straight-line
Equipment under capital leases:	
Computer hardware and software	Straight-line over the term of the related leases
Telephone equipment	Straight-line over the term of the related leases
Forklift	Straight-line over the term of the related leases

(i) Revenue recognition:
The corporation earns its revenue from the sale and delivery of products to its customers. Revenue, net of an allowance of estimated returns for overstock exchanges, is recorded when the products are shipped to customers and collectability is reasonably assured.

(j) Future income taxes:
The corporation uses the liability method to record income taxes. Future income tax assets and liabilities are determined based on the differences between the financial reporting and tax bases of assets and liabilities and are measured using the substantively enacted tax rates and laws that are expected to be in effect in the periods in which the future income tax assets or liabilities are expected to be settled or realised.

(k) Foreign currency translation:
The temporal method is used to translate the transactions and balances of the corporation that are denominated in foreign currencies. Under this method, monetary assets and liabilities and non-monetary items carried at market values, are translated at the year-end exchange rate; other non-monetary items are translated at their historical exchange rate. Revenue and expenses are translated at weighted average exchange rates, except for amortization, which is translated at the historical exchange rate applicable to the related assets. Exchange gains and losses are recognised currently in earnings.

(l) Stock option and bonus plan:
The corporation recognises the value of stock options earned during the year as a compensation expense. This accounting policy is applied prospectively to all stock option awards to employees and directors that call for settlement by issuance of equity instruments, granted on or after May 4, 2003. The fair value of stock options is determined using the Black-Scholes option pricing model. Once fair value is measured, the value is expensed over the period options vest and contributed surplus is increased by the corresponding amount.

(m) Earnings per share:
Earnings per share is calculated using the weighted average number of shares outstanding during the fiscal period amounting to 7,941,208 (2004 - 7,970,833). Diluted earnings per share is calculated using the treasury method.


The
Piglet
Files

3 I RESTATEMENT OF CONSOLIDATED FINANCIAL STATEMENTS

As a result of an Ontario Securities Commission continuous disclosure review, the Company has restated its 2004 and 2005 consolidated financial statements for the following adjustments:

(a) Revenue recognition for overstock exchanges and stock balancing by customers

In accordance with Canadian general accepted accounting principles and following the guidance of EIC-141 issued on December 17, 2003, an allowance has been provided for the eventuality that customers may return a portion of their previous purchases for exchanges and therefore credited towards their future purchases. Prior to this, no allowances had been made for stock exchanges and stock balancing. For the restated 2004 and 2005, actual returns for overstock exchanges and stock balancing received were recorded as an allowance at the end of each fiscal year rather than the use of estimates as stated in Note 2(i).

(b) Amortization

The amortization for master tapes and development costs have been restated for 2004 and 2005. The amortization method has been changed to a four year straight line (25% per year) from the previous method of a four year period with annual amortization of zero in the first year and 33 1/3 % in the following three years.

(c) Summary of net adjustments to consolidated financial statements

The following table represents the net total change to the amounts previously reported arising from the restatement adjustments for 2004 and 2005.

Net increase (decrease) from amounts previous reported		2005		2004
Statement of Operations				
Sales	$	19,799	$	122,757
Cost of goods sold		7,524		46,648
Amortization – deferred development costs	$	(11,835)	$	(1,697)
Amortization – capital assests		(78,735)		(5,808)
Income taxes – future		37,148		30,202
Net earnings	$	65,697	$	53,412
Change in basic and diluted earnings per share	$	0.01	$	0.01
Balance Sheet:				
Accounts receivables	$	(83,048)	$	(102,847)
Inventories		31,558		39,082
Future income taxes recoverable		86,933		124,081
Deferred development costs		(70,988)		(82,823)
Capital costs		(118,202)		(196,937)
Retained earnings		(153,747)		(219,444)

4 I DEVELOPMENT COSTS:

(in dollars)	Cost	Accumulated Amortization *(Restated See Note 3)*	2005 Net *(Restated See Note 3)*	2004 Net *(Restated See Note 3)*
Development costs	1,228,743	990,230	238,513	279,048

During the fiscal period, amortization on development costs amounted to $161,153 (2004 - $164,532).

5 I CAPITAL ASSETS:

(in dollars)	Cost	Accumulated Amortization *(Restated See Note 3)*	2005 Net *(Restated See Note 3)*	2004 Net *(Restated See Note 3)*
Office and warehouse equipment	310,219	240,655	69,564	70,237
Computer hardware and software	650,282	595,764	54,518	44,780
Leasehold improvements	92,762	47,540	45,222	38,325
Master tapes	2,321,081	1,960,900	360,181	596,116
	3,374,344	2,844,859	529,485	749,458
Assets under capital leases:				
Computer hardware and software	64,646	11,524	53,122	9,346
Telephone equipment	30,876	20,584	10,292	20,584
Forklift	10,200	4,817	5,383	8,783
	105,722	36,925	68,797	38,713
	3,480,066	2,881,784	598,282	788,171

During the fiscal period, amortization on capital amounted to $397,197 (2004 - $413,551) and amortization on assets under capital leases amounted to $34,562 (2004 - $32,208).


THE LIFE & CRIMES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Fifty-Three Weeks Ended May 7, 2005 and the Fifty-Two Weeks Ended May 1, 2004
(continued)

6 | BANK INDEBTEDNESS:

As at May 7, 2005, the corporation had an operating line of credit in the amount of $2,000,000 (May 1, 2004 - $2,000,000) of which approximately $135,000 (May 1, 2004 - $1,052,000) was outstanding at that date. The outstanding portion of the line of credit bears interest at the bank prime rate plus 0.5% per annum payable monthly. A general security agreement providing a first charge over all accounts receivable, inventories and equipment, other than leased assets, has been pledged as security for this operating line of credit.

7 | LEASE OBLIGATIONS:

The following is a summary of the corporation's lease obligations due in future fiscal years:

	Capital Leases	Operating Leases
2006	$ 39,767	$ 137,242
2007	27,467	125,983
2008	11,590	113,600
2009	-	113,600
2010	-	28,400
	78,824	
Less interest portion	7,737	
Present value of minimum lease payments	71,087	
Less amounts due within one year	34,686	
	$ 36,401	$ 518,825

The capital leases bear interest at rates varying between 9.0% and 11.3% per annum. During the year, the corporation paid interest totalling $4,788 (2004 - $5,067) on its capital lease obligations.

The corporation is required to pay all realty taxes and certain other occupancy costs for the building operating lease.

8 | CAPITAL STOCK:

Authorized:

Unlimited Common shares

Issued:

	2005	2004
7,898,333 (2004 - 7,970,833) Common shares of par value of $1 each	$ **2,119,624**	$ 2,131,047

Common shares:

	Shares	Amount
Balance – beginning of period	7,970,833	$ 2,131,047
Cancelled pursuant to normal course issuer bid	(72,500)	$ (11,423)
Balance – end of period	7,898,333	$ 2,119,624

On August 26, 2004, the corporation received approval from the TSX Venture Exchange to purchase, pursuant to a normal course issue bid expiring August 29, 2005, a maximum of 398,542 common shares of the corporation for cancellation. Pursuant to the approval from the TSX Venture Exchange, the corporation has purchased 72,500 common shares as part of the normal course issuer bid for $11,423 during the fifty-three weeks ended May 7, 2005.

For the Fifty-Three Weeks Ended May 7, 2005 and the Fifty-Two Weeks Ended May 1, 2004 (continued)

Stock option and bonus plan:

As of May 7, 2005, the corporation has a stock option plan for directors, officers and employees enabling them to purchase common shares of the corporation. A total of 1,175,000 common shares of the corporation have been reserved for options under this plan. As at May 7, 2005, there were 300,000 options outstanding expiring at various dates up to 2007 at exercise prices varying between $0.65 and $0.70 per share. Each option entitles the holder to purchase one common share of the corporation.

The corporation has reserved 400,000 common shares under a stock bonus plan. These common shares will be issued from time to time as approved by the board of directors. As of May 7, 2005, 40,000 common shares have been issued under this plan.

The following table sets out the stock option plan as at May 7, 2005 and May 1, 2004 and changes during the periods then ended:

	2005		2004	
	Shares	**Weighted Average Exercise Price**	Shares	Weighted Average Exercise Price
Outstanding – beginning of period	**567,500**	**$ 0.65**	917,500	$ 0.67
Expired or cancelled during the period	**(267,500)**	**(0.60)**	(350,000)	(0.70)
Outstanding – end of period	**300,000**	**$ 0.69**	567,500	$ 0.65
Options exercisable – end of period	**300,000**	**$ 0.69**	557,500	$ 0.65

The following table provides further details of the options outstanding as at May 7, 2005:

	Options Outstanding			Options Exercisable	
		Weighted Average		Weighted Average	
Range of Exercise Price	**Options Outstanding**	**Remaining Contractual life (in years)**	**Exercise Price**	**Options Exercisable**	**Exercise Price**
$ 0.65 – 0.75	**300,000**	**1.6**	**$ 0.69**	**300,000**	**$ 0.69**

Stock-based compensation:

Effective for fiscal periods commencing on and after January 1, 2002, the Canadian Institute of Chartered Accountants issued new recommendations dealing with stock-based compensation and other stock-based payments. The new recommendations require either the recognition of a compensation expense for grants of stock, stock options and other equity instruments to directors, officers and employees, based on the estimated fair value of the instruments at the grant date, or alternatively, the disclosure of pro-forma net earnings and earnings per share data, as if the stock-based compensation had been recognised in earnings.

During the fifty-three weeks ended May 7, 2005, the corporation issued no stock options.

Subsequent to May 7, 2005, 50,000 options that were outstanding have expired without being exercised by the option holder.

Earnings per share:

For the fifty-three weeks ended May 7, 2005, the exercise of outstanding stock options does not have a dilutive effect on earnings per share.

The following table sets out the computation of basic and diluted earnings per share:

	2005	2004
	(Restated See Note 3)	*(Restated See Note 3)*
Numerator:		
Net earnings (loss) available to common shareholders	**$ (58,280)**	$ 140,495
Denominator:		
Weighted average shares for basic earnings per share	**7,941,208**	7,970,833
Basic and diluted earnings (loss) per share	**$ (0.01)**	$ 0.02

Warrants:

As at May 7, 2005 there were no warrants outstanding.

	Warrants
Balance – beginning of period	**460,000**
Expired during the year	**(460,000)**
Balance – end of period	**-**



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Fifty-Three Weeks Ended May 7, 2005 and the Fifty-Two Weeks Ended May 1, 2004
(continued)

9 I INCOME TAXES:

The following table reconciles the statutory Federal and Provincial income tax rates to the effective income tax rate on the income before income taxes:

		2005		2004
		(Restated See Note 3)		*(Restated See Note 3)*
Net earnings (loss) before income taxes	$	**(55,745)**	$	189,075
Combined basic Federal and Provincial income tax provision at statutory rates		**(20,135)**		67,103
Non-deductible items for income tax purposes		**12,390**		-
Timing differences between CCA and amortization		**(13,452)**		(36,098)
Other		**23,732**		17,575
Income taxes	$	**2,535**	$	48,580
Effective income tax rate (percentage)		**4.5**		25.7

The corporation's future income tax asset is the result of differences in the net book value and undepreciated capital costs of the development costs and capital assets.

10 I NET CHANGES IN NON-CASH WORKING CAPITAL BALANCES:

		2005		2004
		(Restated See Note 3)		*(Restated See Note 3)*
Decrease (increase) in accounts receivable	$	**792,539**	$	(293,599)
Decrease in inventories		**336,132**		532,805
Decrease in prepaid video royalties		**16,798**		152,052
Increase in prepaid expense and deposits		**(55,464)**		(12,842)
Decrease in accounts payable and accrued liabilities		**(69,346)**		(71,602)
Decrease in income taxes payable		**(93,929)**		(174,595)
	$	**926,730**	$	132,219

11 I SEGMENTED INFORMATION:

The corporation operates in the home entertainment industry in North America and sells primarily to customers in the United States. Sales to customers in the United States amounted to approximately $6,476,000 (2004 - $7,249,000) with the balance of sales to customers in Canada.

12 I FINANCIAL INSTRUMENTS:

Fair value:

The corporation's financial instruments include accounts receivable, bank indebtedness and accounts payable and accrued liabilities. The carrying value of these financial instruments approximates fair value due to their current nature.

The fair value of loan receivable, long-term debt and capital lease obligations has been estimated based on quoted market prices for same or similar instruments and in management's opinion, approximates carrying value.

Interest rate risk:

The corporation is exposed to interest rate risk on fluctuations in interest rates on its bank indebtedness and capital lease obligations. Since interest rates on the lease obligations are fixed, it is management's opinion that the interest rate exposure is not significant. The corporation has considered, but does not use derivative financial instruments to reduce its exposure to interest rate risk on its bank indebtedness.

Currency risk:

The corporation conducts a significant portion of its operations with corporations and/or customers in the United States. As a result, a significant amount of sales, expenses, accounts receivables, prepaid video royalties, bank indebtedness and accounts payable and accrued liabilities were incurred or are carried in United States dollars. The corporation occasionally uses forward contracts to reduce exposure to currency risk. During the fifty-three weeks ended May 7, 2005, a foreign exchange loss of approximately $225,000 was recognised in administrative expenses (fifty-two weeks ended May 1, 2004 - $244,000 foreign exchange gain was recognised in sales).

Credit risk:

Concentration of credit risk arises when a group of customers having a similar characteristic such that their ability to meet their obligations is expected to be affected similarly by changes in economic or other conditions. For the corporation, significant concentrations of credit risk are related to industries and geographic location. The corporation's accounts receivable are primarily due from United States based corporations in the entertainment industry.

13 I COMPARATIVE FIGURES:

Certain figures in the 2004 consolidated financial statements have been reclassified to conform with the basis of presentation used in 2005.



SHAREHOLDERS INFORMATION

BOARD OF DIRECTORS

David E. Chapman, Partner
Bresver, Grossman, Scheininger & Chapman LLP

Denis B.E. Donnelly
Chairman of the Board
President and Chief Executive Officer
BFS Entertainment & Multimedia Limited

Warren Palitz [1,2], Vice President
Greentree Brokerage Services, Inc.
Philadelphia, PA, USA

Mark C. Shoniker [1,2], Director
Bank of Montreal Capital Corporation
Toronto, Ontario

C. Mark Zeilstra [1,2], Company Director
Winnipeg, Manitoba

[1] I Member of the Audit Committee

[2] I Member of the Compensation Committee

OFFICERS

Denis B.E. Donnelly
President and Chief Executive Officer

John P. Grzybowski, MBA, CA
Chief Financial Officer

David E. Chapman
Secretary

AUDITORS

Lipton, Wiseman, Altbaum & Partners LLP
Toronto, Ontario

LEGAL COUNSEL

Bresver, Grossman, Scheininger & Chapman LLP
Toronto, Ontario
Stikeman Elliott LLP, Toronto, Ontario
Lawrence Graham, London, England

STOCK EXCHANGE LISTING

TSX Venture Exchange
Trading Symbol: BFS

TRANSFER AGENT

CIBC Mellon Trust Company
Toronto, Ontario

BANKERS

Royal Bank of Canada
Toronto, Ontario

CORPORATE HEADQUARTERS

360 Newkirk Road, Richmond Hill, Ontario,
Canada L4C 3G7
Tel (905) 884-2323 Fax (905) 884-8292
E-Mail: info@bfsent.com
Website: www.bfsent.com

ANNUAL MEETING

The Annual Meeting of the Company's Shareholders will be held on
Tuesday, September 27, 2005 at 11:00 a.m.
in the Paris Room at Stikeman Elliott LLP
Commerce Court West, 52nd Floor, 199 Bay Street
Toronto, Ontario, Canada




SEC MAIL PROCESSING
RECEIVED
APR 1 8 2006
WASHDC
209
SECTION

B·F·S

ENTERTAINMENT & MULTIMEDIA LIMITED

FORM 52-109F1
CERTIFICATION OF ANNUAL FILINGS

I, John Grzybowski, the Chief Financial Officer of BFS Entertainment & Multimedia Limited, certify that:

1) I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of BFS Entertainment & Multimedia Limited (the issuer) for the period ending May 7, 2005;

2) Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3) Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4) The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;
   b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and
   c) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5) I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: February 17, 2006

"signed" John Grzybowski
Chief Financial Officer

Consolidated Statements of Cash Flows

(Unaudited & not reviewed by an auditor)	*13 Weeks Ended*		*26 Weeks Ended*	
For the period ended	**Nov. 5, 2005**	Oct. 30, 2004	**Nov. 5, 2005**	Oct. 30, 2004
		(Restated See Note 2)		*(Restated See Note 2)*
Operating activities				
Net earnings (loss)	**$ 132,852**	$ 82,029	**$ 136,692**	$ 19,086
Items not affecting cash:				
Future income taxes	**(44,624)**	40,965	**(42,674)**	15,869
Forgiveness of loan receivable	**-**	-	**-**	14,000
Amortization of capital assets	**86,342**	106,222	**163,348**	200,449
Amortization of development costs	**30,937**	40,288	**86,493**	80,576
	205,509	263,504	**318,089**	329,980
Net changes in non-cash working capital balances (*)	**206,902**	(150,321)	**167,832**	46,884
Cash flows provided by operating activities	**412,411**	113,183	**485,921**	376,864
Financing activities				
Increase (decrease) in bank borrowings	**(125,138)**	41,237	**(118,633)**	(62,522)
Repayment of capital lease obligations	**(8,876)**	(7,276)	**(17,659)**	(13,921)
Repayment of long-term debt	**-**	-	**-**	(62,500)
Cash flows provided by (used in) financing activities	**(134,014)**	33,961	**(136,292)**	(138,943)
Investing activities				
Additions to capital assets	**(50,251)**	(69,744)	**(79,218)**	(69,744)
Additions to investment in productions	**(4,737)**	(51,567)	**(17,334)**	(51,567)
Additions to development costs	**(18,386)**	(25,833)	**(48,054)**	(25,833)
Cash flows used in investing activities	**(73,374)**	(147,144)	**(144,606)**	(147,144)
Net change in cash and cash equivalents	**205,023**	-	**205,023**	-
Cash and cash equivalents, beginning and end of period	**$ 205,023**	$ -	**$ 205,023**	$ -
Interest on long-term debt	**$ -**	$ -	**$ -**	$ 3,735
(*) Components of the net changes in non-cash working capital balances related to operation				
Decrease (increase) in accounts receivable	**$ (577,007)**	$ (711,058)	**$ (417,983)**	$ (18,432)
Decrease (increase) in inventories	**(187,563)**	86,364	**(120,147)**	37,943
Decrease in prepaid video royalties	**244,016**	177,827	**139,334**	194,297
Increase in prepaid expenses and deposits	**(17,940)**	(106,207)	**(60,344)**	(165,448)
Increase in accounts payable and accrued liabilities	**619,190**	398,099	**500,575**	1,810
Increase (decrease) in income taxes payable	**126,206**	4,653	**126,397**	(3,286)
	$ 206,902	$ (150,322)	**$ 167,832**	$ 46,884

The accompanying notes are an integral part of the Interim Consolidated Financial Statements.

BFS ENTERTAINMENT & MULTIMEDIA LIMITED

Report to Shareholders

We are reporting our unaudited consolidated financial and operating results for the second quarter ended November 5, 2005.

Sales for the first six months were $4,643,747 compared to a restated $4,263,144 last year. Net earnings for the first six months were $136,692 ($0.02 per share) compared to a restated $19,086 ($0.00 per share) for the same period last year.

Sales for the second quarter were $2,797,058 compared to a restated $2,543,674 during the same quarter last year. Net earnings for the second quarter were $132,852 ($0.02 per share) compared to a restated $82,030 ($0.01 per share) in the same quarter last year.

BFS Entertainment & Multimedia Limited manufactures, markets and distributes under the BFS Video and American Home Treasures video labels, a wide range of entertainment home videos and DVDs for resale to retail and catalogues throughout North America.



Denis B.E. Donnelly
Chairman, President & CEO
January 27, 2006


SEC MAIL
RECEIVED
PROCESSING
APR 18 2006
WASH. D.C.
209
SECTION

Shareholders and other individuals requesting copies of the Annual and Quarterly Reports should contact:
INVESTOR RELATIONS
BFS ENTERTAINMENT & MULTIMEDIA LIMITED
360 Newkirk Road, Richmond Hill, Ontario L4C 3G7
Tel (905) 884-2323 Fax (905) 884-8292
E-mail: ir@bfsent.com Corporate Website: www.bfsent.com
E-Commerce Website: www.collectablesdirect.com

B·F·S

ENTERTAINMENT & MULTIMEDIA LIMITED



SECOND QUARTER REPORT

For the Three & Six Month Period Ended November 5, 2005




AMERICAN
HOME
TREASURES

MANAGEMENT'S DISCUSSION AND ANALYSIS

This management's discussion and analysis of the financial results of BFS Entertainment & Multimedia Limited should be read in conjunction with the unaudited financial statements and related notes for the period ending November 5, 2005 and the audited financial statements and related notes for the period ending May 7, 2005. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. All information is presented in Canadian dollars.

This information contained in this management's discussion and analysis report updates for the year ended May 7, 2005 for material changes that have taken place.

Additional information relating to BFS is filed at www.sedar.com. This management discussion and analysis is dated January 27, 2006.

RESULTS FROM OPERATIONS

As a result of an Ontario Securities Commission continuous disclosure review, the Company has restated its second quarter interim unaudited consolidated financial statements for the twenty-six weeks ending October 30, 2004. See Note 2 of the Notes to the Interim Consolidated Financial Statements.

Based on EIC 141 of the CICA Handbook, issued on December 17, 2003, an allowance has been provided for the eventuality that customers may return a portion of their previous purchases for exchanges and therefore credited towards their future purchases. Prior to this, no allowances had been made for stock exchanges and stock balancing. For the second quarter of fiscal 2005, actual returns for overstock exchanges and stock balancing received were recorded as an allowance at the end of period.

The amortization for master tapes and development costs have been restated for the second quarter of fiscal 2005. The amortization method has been changed to a four year straight line (25% per year) from the previous method of a four year period with annual amortization of zero in the first year and 33 1/3% in the following three years.

Selected annual information of operations data	Thirteen Weeks Ending Nov. 5, 2005	Thirteen Weeks Ending Oct. 30, 2004	Twenty-Six Weeks Ending Nov. 5, 2005	Twenty-Six Weeks Ending Oct. 30, 2004
		Restated		Retated
Sales	$ 2,797,058	$ 2,543,674	$ 4,643,747	$ 4,263,144
Cost of goods sold	1,094,395	1,024,978	1,777,674	1,554,348
Gross profit	1,702,663	1,518,696	2,866,073	2,708,796
Gross profit %	61%	60%	62%	64%
Selling and administrative expenses	1,298,570	1,085,611	2,337,752	2,156,358
Foreign exchange loss	50,334	154,868	57,479	211,750
Interest expense	3,467	8,256	7,778	26,191
Amortization	117,278	140,510	224,071	281,025
Net earnings	132,852	82,030	136,692	19,086
Basic and diluted earnings (loss) per share	$ 0.02	$ 0.01	$ 0.02	$ 0.00
Weighted average number of shares	7,898,833	7,970,833	7,898,833	7,970,833

Sales for the quarter were $2,797,058 compared to $2,543,674 during the same quarter last year, a 10% increase over the prior year. Sales for the six months were $4,643,747 compared to $4,263,144 for the same period last year, a 9% increase.

Gross profit for the quarter was $1,702,663 (61% of sales) compared to $1,518,696 (60% of sales) in the prior year. Gross profit for the six month period was $2,866,073 (62% of sales) compared to $2,708,796 (64% of sales).

Selling and administrative expenses for the quarter were $1,298,570 (46% of sales) compared to $1,085,611 (43% of sales) in the prior year. Selling and administrative expenses increased in the second quarter by $212,000 over the previous year. Catalogue printing and mailing costs increased by $182,000, shipping cost increased by $51,000, salaries and benefits were reduced by $38,000 and other expenses increased by $17,000 for the quarter over the previous year.

Selling and administrative expenses for the six months were $2,337,752 (50% of sales) compared to $2,156,358 (51% of sales) in the prior year. Selling and administrative expenses increased in the six months by $181,000 over the previous year. Catalogue printing and mailing costs increased by $239,000, direct to consumer shipping cost increased by $68,000, trade advertising and promotion was lower by $65,000, salaries and benefits were reduced by $105,000 and other expenses increased by $44,000 for the six months over the previous year.

Amortization of capital assets and development costs was $117,278 for the quarter compared to $140,510 in the prior year. Amortization for the six months was $224,071 compared to $281,025.

Earnings before income taxes in this quarter were $233,014 compared to a $129,451 in the prior year. Earnings before income taxes the six months were $238,993 compared to earnings of $33,472 in the prior year.

Net earnings for the quarter were $132,852 or $0.02 per share for the year, compared to of $82,030 or $0.01 per share in the prior year. Net loss for six months was $136,692 or $0.02 per share for the year, compared to net earnings of $19,086 or $0.00 per share in the prior year.

Weighted average number of shares outstanding for the six months and the second quarter was 7,898,833.

FINANCIAL CONDITION AT NOVEMBER 5, 2005

Selected data on financial condition	Nov. 5, 2005	Oct. 30, 2004
		(Restated)
Cash	$ 205,023	$ -
Bank indebtedness	-	1,021,081
Net working capital	1,844,141	1,679,013
Total assets	4,577,291	5,056,061
Total long-term liabilities	22,743	22,743
Total liabilities	1,531,316	2,057,995
Shareholders' equity	3,045,975	2,998,072

Total assets of the company at the end of the quarter amounted to $4,577,291 compared to the restated $5,056,061 in the prior year, primarily due to a decrease in accounts receivable, inventories and the elimination of bank of indebtedness.

Accounts receivable decreased by $392,988 from the restated $1,496,869 in the prior year resulting from a continued increase in direct to consumer sales which are paid only by credit cards and cheques prior to shipment.

Inventory decreased by $178,042 from the restated $1,323,835 in the prior year due to the maintenance of inventories with DVD only formatted products.

Prepaid royalties for video products increased by $38,165 from the $674,275 in the prior year due to continued investment in new programming.

Investment in productions increased by $24,706 from $234,468 in the prior period due to additional post production costs.

Bank indebtedness was reduced by $1,021,081 with the elimination of bank debt in this quarter from the bank indebtedness of $1,021,081 in the prior year.

Accounts payable increased by 425,419 from the 905,106 in the prior year.

Total liabilities decreased by $526,679 from $2,057,995 in the prior year.

Shareholders' equity increased by $47,903 from the restated $2,998,072 in the prior year. The share capital as at November 5, 2005 was $2,119,624 with 7,898,833 shares outstanding which is unchanged from the prior year end.

CAPITAL REQUIREMENTS, RESOURCES AND LIQUIDITY

At year-end, the Company had an operating line of credit of $2,000,000 of which approximately $NIL was outstanding. A registered general agreement providing a first charge over all accounts receivable, inventories and equipment, other than leased assets, has been provided as security for this operating line of credit.

On September 19, 2005, the corporation received approval from the TSX Venture Exchange to purchase pursuant to a normal course issuer bid expiring on September 20, 2006, a maximum of 423,283 shares of the corporation for cancellation. Pursuant to the approval and subsequent to November 5, 2005, the corporation has purchased 70,000 shares for cancellation for $9,308.


SEC MAIL PROCESSING
RECEIVED
APR 18 2006
WASH, D.C. 209 SEC

B·F·S

ENTERTAINMENT & MULTIMEDIA LIMITED

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS

I, Denis B.E. Donnelly, the President and Chief Executive Officer of BFS Entertainment & Multimedia Limited, certifies that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of BFS Entertainment & Multimedia Limited, (the issuer) for the interim period ending November 5, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated, or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: January 27, 2006

"signed" Denis B.E. Donnelly
President and Chief Executive Officer



ENTERTAINMENT & MULTIMEDIA LIMITED

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS

I, John Grzybowski, the Chief Financial Officer of BFS Entertainment & Multimedia Limited, certifies that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of BFS Entertainment & Multimedia Limited, (the issuer) for the interim period ending November 5, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated, or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: January 27, 2006

"signed" John Grzybowski
Chief Financial Officer

B·F·S

ENTERTAINMENT & MULTIMEDIA LIMITED

PRESS RELEASE

Tuesday, April 4, 2006

For Immediate Release: Stock Symbol: TSX Venture Exchange: BFS

BFS ENTERTAINMENT & MULTIMEDIA LIMITED ANNOUNCES THIRD QUARTER RESULTS

BFS Entertainment & Multimedia Limited of Richmond Hill, Ontario announces its unaudited consolidated financial and operating results for the third quarter ended February 4, 2006.

Sales for the first nine months were $7,931,420 compared to a restated $6,371,307 for the same period last year, a 24% increase. Net earnings for the first nine months were $386,361 ($0.05 per share) compared to restated net earnings of $79,928 ($0.01 per share) for the same period last year, a 383% increase.

Sales for the third quarter were $3,287,673 compared to a restated $2,108,163 during the same quarter last year, a 56% increase. Net earnings for the third quarter were $249,669 ($0.03 per share) compared to a restated $60,842 ($0.01 per share) in the same quarter last year, a 310% increase.

Denis B.E. Donnelly, President and CEO stated, "We are very pleased with our third quarter results. The continued success of our consumer catalogue coupled with the elimination of VHS and the savings from our general overhead cost control program have contributed to a substantial increase in the nine month earnings from last year."

Unaudited and not reviewed by an auditor	**Thirty-nine Weeks Ended Feb. 4, 2006**	Thirty-nine Weeks Ended Jan. 29, 2005 *Restated*	**Thirteen Weeks Ended Feb. 4, 2006**	Thirteen Weeks Ended Jan. 29, 2005 *Restated*
Sales	**$ 7,931,420**	$ 6,371,307	**$ 3,287,673**	$ 2,108,163
Earnings before income taxes	**631,860**	125,881	**392,867**	92,409
Income taxes	**245,499**	45,953	**143,198**	31,567
Net earnings	**386,361**	79,928	**249,669**	60,842
Basic and diluted earnings per share	**$ 0.05**	$ 0.01	**$ 0.03**	$ 0.01

The financial information included in this release is qualified in its entirety by and should be read together with the unaudited consolidated financial statements for the thirty-nine weeks ended February 4, 2006 and the notes thereto as filed on SEDAR.

BFS Entertainment & Multimedia Limited manufactures, markets and distributes under the **BFS Video** and **American Home Treasures** video labels, a wide range of entertainment home videos and DVDs for resale to retail and catalogues throughout North America.

(SEC Rule 12g exemption #82-4245)

For further information, please contact:
John Grzybowski, MBA, CA
Chief Financial Officer
E-mail: ir@bfsent.com
Tel (905) 884-2323
Fax (905) 884-8292
Corporate Website: www.bfsent.com


SEC MAIL PROCESSING
RECEIVED
APR 18 2006
B·F·S
ENTERTAINMENT & MULTIMEDIA LIMITED

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS

I, John Grzybowski, the Chief Financial Officer of BFS Entertainment & Multimedia Limited, certifies that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of BFS Entertainment & Multimedia Limited, (the issuer) for the interim period ending February 4, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated, or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: March 30, 2006

"signed" John Grzybowski
Chief Financial Officer


RECEIVED
APR 18 2006


B·F·S

ENTERTAINMENT & MULTIMEDIA LIMITED

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS

I, Denis B.E. Donnelly, the President and Chief Executive Officer of BFS Entertainment & Multimedia Limited, certifies that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of BFS Entertainment & Multimedia Limited, (the issuer) for the interim period ending February 4, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated, or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: March 30, 2006

"signed" Denis B.E. Donnelly
President and Chief Executive Officer

Consolidated Statements of Cash Flows

(Unaudited & not reviewed by an auditor)	*13 Weeks Ended*		*39 Weeks Ended*	
For the period ended	**Feb 4, 2006**	Jan. 29, 2005	**Feb. 4, 2006**	Jan. 29, 2005
		(Restated See Note 2)		*(Restated See Note 2)*
Operating activities				
Net earnings	**$ 249,669**	$ 60,842	**$ 386,361**	$ 79,928
Items not affecting cash:				
Future income taxes (recovered)	**68,938**	(38,460)	**26,264**	(22,591)
Forgiveness of loan receivable	**-**	-	**-**	14,000
Amortization of capital assets	**79,953**	100,121	**243,301**	300,570
Amortization of development costs	**36,935**	40,288	**97,658**	120,864
	435,495	162,791	**753,584**	492,771
Net changes in non-cash working capital balances (*)	**426,778**	324,674	**594,610**	371,558
Cash flows provided by operating activities	**862,273**	487,465	**1,348,194**	864,329
Financing activities				
Decrease in bank borrowings	**-**	(411,563)	**(118,633)**	(474,085)
Proceeds from capital leases	**-**	51,860	**-**	51,860
Repayment of capital lease obligations	**(9,103)**	(9,584)	**(26,762)**	(23.505)
Repayment of long-term debt	**-**	-	**-**	(62,500)
Purchase of common shares for cancellation	**(9,307)**	(11,423)	**(9,307)**	(11,423)
Cash flows provided by (used in) financing activities	**(18,410)**	(380,710)	**(154,702)**	(519,653)
Investing activities				
Additions to capital assets	**(10,882)**	(76,327)	**(90,100)**	(166,730)
Reduction (additions) to investmant in productions	**68,379**	(3,766)	**51,045**	(89,890)
Additions to deferred development costs	**(25,866)**	(26,662)	**(73,920)**	(88,056)
Cash flows provided by (used in) investing activities	**31,631**	(106,755)	**(112,975)**	(344,676)
Net change in cash and cash equivalents	**875,494**	-	**1,080,517**	-
Cash and cash equivalents, beginning of period	**205,023**	-	**-**	-
Cash and cash equivalents, beginning and end of period	**$ 1,080,517**	$ -	**$ 1,080,517**	$ -
Interest on long-term debt	**$ -**	$ -	**$ -**	$ 3,753
(*) Components of the net changes in non-cash working capital balances related to operation				
Decrease (increase) in accounts receivable	**$ 400,492**	$ 566,857	**$ (17,491)**	$ 548,425
Decrease (increase) in inventories	**57,349**	(48,120)	**(62,798)**	(10,177)
Decrease in prepaid video royalties	**46,916**	1,942	**186,250**	196,239
Increase in prepaid expenses and deposits	**(13,941)**	(7,351)	**(74,285)**	(172,799)
Increase (decrease) in accounts payable and accrued liabilities	**(138,298)**	(150,568)	**362,277**	(148,758)
Increase (decrease) in income taxes payable	**74,260**	(38,086)	**200,657**	(41,372)
	$ 426,778	$ 324,674	**$ 594,610**	$ 371,558

The accompanying notes are an integral part of the Interim Consolidated Financial Statements.

BFS ENTERTAINMENT & MULTIMEDIA LIMITED

Report to Shareholders

We are reporting our unaudited consolidated financial and operating results for the third quarter ended February 4, 2006.

Sales for the first nine months were $7,931,420 compared to a restated $6,371,307 for the same period last year, a 24% increase. Net earnings for the first nine months were $386,361 ($0.05 per share) compared to a restated net earnings of $79,928 ($0.01 per share) for the same period last year, a 383% increase.

Sales for the third quarter were $3,287,673 compared to a restated $2,108,163 during the same quarter last year, a 56% increase. Net earnings for the third quarter were $249,669 ($0.03 per share) compared to a restated $60,842 ($0.01 per share) in the same quarter last year, a 310% increase.

We are very pleased with our third quarter results. The continued success of our consumer catalogue coupled with the elimination of VHS and the savings from our general overhead cost control program have contributed to a substantial increase in the nine month earnings from last year.

BFS Entertainment & Multimedia Limited manufactures, markets and distributes under the BFS Video and American Home Treasures video labels, a wide range of entertainment home videos and DVDs for resale to retail and catalogues throughout North America.



Denis B.E. Donnelly
Chairman, President & CEO
March 30, 2006

Shareholders and other individuals requesting copies of the Annual and Quarterly Reports should contact:
INVESTOR RELATIONS
BFS ENTERTAINMENT & MULTIMEDIA LIMITED
360 Newkirk Road, Richmond Hill, Ontario L4C 3G7
Tel (905) 884-2323 Fax (905) 884-8292
E-mail: ir@bfsent.com Corporate Website: www.bfsent.com
E-Commerce Website: www.collectablesdirect.com

SEC EXEMPTION #82-4245


B•F•S
ENTERTAINMENT & MULTIMEDIA LIMITED



THIRD QUARTER REPORT

For the Three & Nine Month Periods Ended February 4, 2006


AMERICAN
HOME
TREASURES

MANAGEMENT'S DISCUSSION AND ANALYSIS

This management's discussion and analysis of the financial results of BFS Entertainment & Multimedia Limited should be read in conjunction with the unaudited financial statements and related notes for the period ending February 4, 2006 and the audited financial statements and related notes for the period ending May 7, 2005. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. All information is presented in Canadian dollars.

This information contained in this management's discussion and analysis report updates for the year ended May 7, 2005 for material changes that have taken place.

Additional information relating to BFS is filed at www.sedar.com. This management's discussion and analysis report is dated March 30, 2006.

RESULTS FROM OPERATIONS

As a result of an Ontario Securities Commission continuous disclosure review, the Company has restated its third quarter interim unaudited consolidated financial statements for the thirty-nine weeks ending January 29, 2005. See Note 2 of the Notes to the third quarter interim consolidated financial statements.

Based on EIC 141 of the CICA Handbook, issued on December 17, 2003, an allowance has been provided for the eventuality that customers may return a portion of their previous purchases for exchanges and therefore credited towards their future purchases. Prior to this, no allowances had been made for stock exchanges and stock balancing. For the third quarter of fiscal 2005, actual returns for overstock exchanges and stock balancing received were recorded as an allowance at the end of period.

The amortization for master tapes and deferred development costs have been restated third quarter of fiscal 2005. The amortization method has been changed to a four year straight line (25% per year) from the previous method of a four year period with annual amortization of zero in the first year and 33 1/3% in the following three years.

Selected annual information of operations data	Thirteen Weeks Ending Feb. 4, 2006	Jan. 29, 2005 *Restated*	Thirty-Nine Weeks Ending Feb. 4, 2006	Jan. 29, 2005 *Retated*
Sales	$ **3,287,673**	$ 2,108,163	$ **7,931,420**	$ 6,371,307
Cost of goods sold	**1,283,830**	762,243	**3,051,504**	2,316,591
Gross profit	**2,003,843**	1,345,920	**4,869,916**	4,054,716
Gross profit %	**61%**	64%	**61%**	64%
Selling and administrative expenses	**1,464,735**	1,088,921	**3,802,487**	3,245,279
Foreign exchange loss	**28,092**	5,488	**85,571**	217,238
Interest expense	**1,261**	18,692	**9,039**	44,883
Amortization	**116,888**	140,410	**340,959**	421,435
Net earnings	**249,669**	60,842	**386,361**	79,928
Basic and diluted earnings (loss) per share	$ **0.03**	$ 0.01	$ **0.05**	$ 0.01
Weighted average number of shares	**7,874,987**	7,927,111	**7,890,884**	7,956,419

Sales for the quarter were $3,287,673 compared to $2,108,163 during the same quarter last year, a 56% increase over the prior year. Sales for the nine months were $7,931,420 compared to $6,371,307 for the same period last year, a 24% increase.

Gross profit for the quarter was $2,003,843 (61% of sales) compared to $1,345,920 (64% of sales) in the prior year. Gross profit for the nine month period was $4,869,916 (61% of sales) compared to $4,054,716 (64% of sales) in the previous year.

Selling and administrative expenses for the quarter were $1,464,735 (45% of sales) compared to $1,088,921 (52% of sales) in the prior year. Selling and administrative expenses increased in the third quarter by approximately $376,000 over the previous year. Catalogue printing, trade advertising and sale promotion and mailing costs increased by $260,000, shipping costs increased by $44,000, bad debts increased by $55,000 and other expenses increased by $17,000 for the quarter over the previous year.

Selling and administrative expenses for the nine months were $3,802,487 (48% of sales) compared to $3,245,279 (51% of sales) in the prior year. Selling and administrative expenses increased in the nine months by approximately $557,000 over the previous year. Catalogue printing, trade advertising and sales promotion and mailing costs increased by $476,000, shipping costs increased by $112,000, salaries and benefits were reduced by $163,000, bad debts increased by $81,000 and other expenses increased by $51,000 for the nine months over the previous year.

Amortization of capital assets and deferred development costs was $116,888 for the quarter compared to $140,410 in the prior year. Amortization for the nine months was $340,959 compared to $421,435 in the prior year.

Earnings before income taxes in this quarter were $392,867 compared to $92,409 in the prior year. Earnings before income taxes for the nine months were $631,860 compared to $125,881 in the prior year.

Net earnings for the quarter were $249,669 or $0.03 per share compared to $60,842 or $0.01 per share in the prior year. Net earnings for the nine months were $386,361 or $0.05 per share for the year, compared to $79,928 or $0.01 per share in the prior year.

Weighted average number of shares outstanding for the third quarter were 7,874,987 and for the nine months were 7,890,884.

FINANCIAL CONDITION AS AT FEBRUARY 4, 2006

Selected data on financial condition	Feb. 4, 2006	May 7, 2005 *(Restated)*
Cash	$ **1,080,517**	$ -
Bank indebtedness	-	118,533
Net working capital	**2,296,066**	1,684,316
Total assets	**4,744,513**	3,949,919
Total long-term liabilities	**16,850**	36,401
Total liabilities	**1,458,176**	1,040,636
Shareholders' equity	**3,286,337**	2,909,283

Total assets of the company at the end of the quarter increased to $4,744,513 compared to the restated $3,949,919 in the prior year end, primarily due to an increase of cash and cash equivalents and the elimination of bank indebtedness during the prior quarter.

Cash and cash equivalents increased by $1,080,517 from the prior year end of which $500,000 is invested in a prime-linked cashable GIC issued by the Royal Bank of Canada.

Accounts receivable increased by $17,491 from the restated $685,898 in the prior year end.

Inventory increased by $62,798 from the restated $1,025,646 at the prior year end in order to maintain increased current sales.

Prepaid royalties for video products decreased by $166,250 from the $851,774 at the prior year end.

Investment in productions decreased by $51,045 from the $241,840 at the prior year end due to the write-off of certain minor projects.

Bank indebtedness was reduced by $118,633 with the elimination of bank debt in the second quarter of this fiscal year.

Accounts payable increased by $362,278 from the $833,950 in the prior year due to an increase in accrued inventory purchases and accrued royalties payable.

Total liabilities increased by $417,540 from $1,040,636 at the prior year end, primarily from the increase in accounts payable and taxes offset by the elimination of bank indebtedness.

Shareholders' equity increased by $377,054 from the restated $2,909,283 at the prior year end. The share capital as at February 4, 2006 was $2,110,317 with 7,828,333 shares outstanding, which is a reduction of $9,307 and 70,000 shares from the prior year end, resulting from a purchase pursuant to a normal course issuer bid during the third quarter.

CAPITAL REQUIREMENTS, RESOURCES AND LIQUIDITY

At year-end, the Company had an operating line of credit of $2,000,000 of which approximately $nil was outstanding. A registered general agreement providing a first charge over all accounts receivable, inventories and equipment, other than leased assets, has been provided as security for this operating line of credit. The Company at the end of the third quarter is in a cash positive position with no bank debt outstanding.

On September 19, 2005, the corporation received approval from the TSX Venture Exchange to purchase pursuant to a normal course issuer bid expiring on September 20, 2006, a maximum of 423,283 shares of the corporation for cancellation. As at February 4, 2006, the Company has purchased 70,000 shares for cancellation for $9,307.